BLACKSTONE PRODUCTS, INC.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

VIA EDGAR SUBMISSION TYPE RW

September 8, 2022

Ms. Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Products, Inc.

Request for Withdrawal

Registration Statement on Form S-4 (File No. 333-262758)

Dear Ms. Angelini:

On behalf of Blackstone Products, Inc., a Delaware corporation (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-4 (File No. 333-262758), initially filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2022, including all the exhibits thereto, as amended by Amendment No. 1 to the Registration Statement filed via EDGAR with the Commission on April 13, 2022, as amended by Amendment No. 2 to the Registration Statement filed via EDGAR with the Commission on May 17, 2022. respectively (together, the “Registration Statement”), be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), and warrants to purchase shares of Common Stock of the Company (“Company Warrants”), to be issued in connection with the transactions contemplated by the Business Combination Agreement, dated December 22, 2022 (the “BCA”), by and among Ackrell SPAC Partners I Co., a Delaware corporation and special purpose acquisition company (“Ackrell”), the Company, a wholly-owned subsidiary of Ackrell, Ackrell Merger Sub, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), North Atlantic Imports, LLC, a Utah limited liability company d/b/a Blackstone Products (“NAI”), Roger Dahle (“Dahle”) and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAIBVI”). Pursuant to the BCA, the Company was to be the surviving issuer following the merger of NAI with and into Ackrell, with holders of Ackrell common stock and warrants to receive shares of Company Common Stock and Company Warrants in exchange for their shares of common stock and warrants of Ackrell, with Dahle and NAI, the owners of the equity interests of NAI, to receive cash and shares of Company Common Stock in exchange for their equity interests in NAI.

As previously reported in a Current Report on Form 8-K filed by Ackrell with the Commission on August 31, 2022, on August 27, 2022, NAI purported to terminate the BCA and on August 31, 2022 Ackrell announced that it would commence liquidation in accordance with its Amended and Restated Certificate of Incorporation, as amended (the “Ackrell Charter”), since it had not completed an initial business combination by the date set forth in the Ackrell Charter. Consequently, the Company will not proceed with the issuance and sale of the Company Common Stock and Company Warrants as contemplated by the BCA and the Registration Statement is no longer required.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Mark Orenstein at Ellenoff Grossman & Schole LLP at (212) 370-1300 or by email at morenstein@egsllp.com.

Very truly yours,

By:	/s/ Daniel L. Sheehan
Daniel L. Sheehan
President

cc:	Ellenoff Grossman & Schole LLP

Mark Orenstein